"Exemption No. 82-3998"

Press Release

ORKLA

P.O.Box 423 Skøyen, NO-0213 Oslo Te -mail: info@orkla.no
www.orkla.com

05010525

Ref.: Ole Kristian Lunde SVP Corporate Communications Tel.: +47-22 54 44 31
Terje Andersen SVP Corporate Finance Tel: +47-22 54 44 19

Date: 10 August 2005

New companies, growth and higher earnings per share

Orkla has been through an expansive phase in the past six months and second quarter operating revenues were almost twice as high as in the same period last year. This growth has also been profitable and earnings per share were NOK 2.6 higher than last year. The Financial Investments division also posted substantially higher profit than last year.

In the first six months, Group operating revenues totalled NOK 27.3 billion. Compared with the first half of last year, Orkla's pre-tax profit increased from NOK 2.2 billion to NOK 3.7 billion. Group pre-tax profit in the second quarter was almost NOK 2 billion, up NOK 740 million or approximately 60% compared with the second quarter of 2004. Earnings per share for the first six months increased from NOK 8.6[1] to NOK 12.9.

"The Orkla Group has re-invested much of the revenue from the Carlsberg sale and has expanded strongly in the last six months or so. However, our financial position is very good and we still have substantial capacity for expansion," says Group President and CEO Dag J. Opedal.

In the first six months, operating revenues in the Branded Consumer Goods division increased by 10 per cent compared with last year, mainly due to new acquisitions such as SladCo, Chips and several smaller companies. Operating profit for Branded Consumer Goods before goodwill amortisation and other revenues and expenses was up seven per cent in the same period. There was progress in most markets, with the exception of Sweden, where the grocery market is affected by pressure on prices and the retail trade's focus on private labels.

Elkem's operating revenues (including Sapa) amounted to NOK 11.1 billion for the first six months, on a par with last year. Operating profit before goodwill amortisation and other revenues and expenses totalled NOK 908 million for the same period (NOK 1,067 million)[2]. The main reason for the decline was the reduction in margins and volumes for Sapa's aluminium profiles in Europe. Six-month operating profit for Elkem's other business was on a

[1] Adjusted for the gain on the sale of Orkla's stake in Carlsberg Breweries.
[2] Figures in brackets refer to the corresponding period last year.

par with last year. Borregaard's performance in the second quarter was affected by the decline in operating revenues resulting from the demerging and sale of non-core businesses, which nevertheless contributed to a rise in profit compared with the same period last year.

The Financial Investments division reported an increase in net asset value of approximately NOK 2.6 billion so far this year. At quarter end the market value of the portfolio was almost NOK 14 billion. Realised gains were also high, and total profit before tax for the first six months was NOK 1.9 billion (NOK 1.4 billion). At the end of June, the return on the portfolio was 18.1 per cent, compared with 19.7 for the Oslo Stock Exchange, 18.5 for MSCI Nordic and 2.6 per cent for the FTSE World Index.

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.–30.6. 2005	1.1.–30.6. 2004	1.1.–31.12. 2004	1.4.–30.6. 2005	1.4.–30.6. 2004	Pro forma* 1.1.–30.6. 2004	Pro forma* 1.4.–30.6. 2004	Pro forma* 1.1.–31.12. 2004
Operating revenues	**27,316**	15,771	32,126	**14,043**	7,874	27,496	13,981	55,699
Operating expenses	**-23,911**	-13,959	-28,206	**-12,291**	-6,886	-24,054	-12,222	-48,737
Ordinary operating depreciation	**-1,090**	-611	-1,182	**-565**	-300	-1,122	-560	-2,183
Operating profit before intangibles and other revenues and expenses	**2,315**	1,201	2,738	**1,187**	688	2,320	1,199	4,779
Ordinary depreciations intangibles	**-97**	0	-7	**-48**	1	-83	-41	-173
Other revenues and expenses**	**-211**	-147	-690	**-211**	-112	-147	-112	-710
Operating profit	**2,007**	1,054	2,041	**928**	577	2,090	1,046	3,896
Profit from associates	**111**	360	592	**82**	173	131	81	181
Dividends	**672**	502	551	**527**	414	505	417	554
Portfolio gains	**1,092**	422	750	**580**	83	426	83	754
Financial items, net	**-214**	-112	-157	**-136**	-6	-395	-143	-762
Ordinary profit before taxes	**3,668**	2,226	3,777	**1,981**	1,241	2,757	1,484	4,623
Taxes	**-807**	-407	-691	**-419**	-227	-619	-312	-1,023
Ordinary profit after taxes	**2,861**	1,819	3,086	**1,562**	1,014	2,138	1,172	3,600
Gain/discontinued operations	**0**	12,529	12,529	**0**	0	12,529	0	12,529
Profit for the year	**2,861**	14,348	15,615	**1,562**	1,014	14,667	1,172	16,129
Of this minority interests	**194**	33	71	**32**	23	33	23	71
Profit before tax, Industry division	**1,764**	853	1,862	**861**	434	1,627	786	3,112
Profit before tax, Financial Investments division	**1,904**	1,373	1,915	**1,120**	807	1,130	698	1,511
Earnings per share (NOK)	**12.9**	69.4	75.5	**7.4**	4.8	70.9	5.6	78.0
Earnings per share diluted (NOK)	**12.9**	69.3	75.4	**7.4**	4.8	70.8	5.6	77.9
Earnings per share diluted, adjusted (NOK) ***	**14.2**	9.1	17.4	**8.5**	5.2	10.9	6.0	20.4

* Pro forma figures for 2004 restated according to IFRS (include Elkem from 1 January and Chips Abp from 1 March).

** Other revenues and expenses amounted to NOK -211 million at the end of the second quarter of 2005 and were related to write-downs of goodwill (NOK -163 million) and restructuring expenses /write-down of inventory in respectively Direct Marketing (Orkla Media) and Household Textiles (Orkla Brands).

*** Before amortisation of intangible assets, other revenues and expenses, and the gain on the sale of Orkla's share of Carlsberg Breweries.

OPERATING REVENUES

						Proforma*		
	1.1.–30.6.		*1.1.–31.12.*	*1.4.–30.6.*		*1.1.–30.6.*	*1.4.–30.6.*	*1.1.–31.12.*
Amounts in NOK million	**2005**	2004	2004	**2005**	2004	2004	2004	2004
Orkla Foods	**6,464**	6,118	12,711	**3,310**	3,006	6,118	3,006	12,711
Orkla Brands	**3,014**	2,362	4,787	**1,666**	1,162	2,953	1,624	6,315
Orkla Media	**4,302**	4,044	8,280	**2,215**	2,061	4,044	2,061	8,280
Eliminations	**-110**	-93	-226	**-46**	-39	-93	-39	-226
Branded Consumer Goods	**13,670**	12,431	25,552	**7,145**	6,190	13,022	6,652	27,080
Elkem (excl. sales to Sapa)	**4,665**	0	0	**2,433**	0	4,500	2,261	9,219
Sapa	**6,422**	0	0	**3,230**	0	6,634	3,384	12,826
Borregaard	**2,210**	3,177	6,217	**1,120**	1,599	3,177	1,599	6,217
Speciality Materials	**13,297**	3,177	6,217	**6,783**	1,599	14,311	7,244	28,262
H.O./Unallocated/Eliminations	**-26**	-43	-74	**-19**	-21	-43	-21	-74
Industry division	**26,941**	15,565	31,695	**13,909**	7,768	27,290	13,875	55,268
Financial Investments division	**375**	206	431	**134**	106	206	106	431
Group	**27,316**	15,771	32,126	**14,043**	7,874	27,496	13,981	55,699

* Pro forma figures 2004 restated according to IFRS (include Elkem from 1 January and Chips Abp from 1 March).

OPERATING PROFIT**

						Pro forma*		
	1.1.–30.6.		*1.1.–31.12.*	*1.4.–30.6.*		*1.1.–30.6.*	*1.4.–30.6.*	*1.1.–31.12.*
Amounts in NOK million	**2005**	2004	2004	**2005**	2004	2004	2004	2004
Orkla Foods	**461**	458	1,164	**280**	258	458	258	1,164
Orkla Brands	**492**	440	951	**262**	218	492	261	1,111
Orkla Media	**198**	178	371	**170**	154	178	154	371
Branded Consumer Goods	**1,151**	1,076	2,486	**712**	630	1,128	673	2,646
Elkem	**622**	0	0	**250**	0	643	238	1,261
Sapa	**286**	0	0	**153**	0	424	230	620
Borregaard	**175**	183	356	**96**	86	183	86	356
Speciality Materials	**1,083**	183	356	**499**	86	1,250	554	2,237
H.O./Unallocated/Eliminations	**-78**	-78	-148	**-41**	-35	-78	-35	-148
Industry division	**2,156**	1,181	2,694	**1,170**	681	2,300	1,192	4,735
Financial Investments division	**159**	20	44	**17**	7	20	7	44
Group	**2,315**	1,201	2,738	**1,187**	688	2,320	1,199	4,779

* Pro forma figures 2004 restated according to IFRS (include Elkem from 1 January and Chips Abp from 1 March).
** Before intangibles and other revenues and expenses.

EXEMPTION No. 82-3110

The Orkla Group

Second quarter results 2005

10 August 2005

ORKLA



Agenda

- Highlights and upcoming issues
- Branded Consumer Goods
- Speciality Materials
- Special topic: Elkem
- Q&A



ORKLA

(NOK million)

Sales H1-05	27 316
EBITA H1-05	2 315


Orkla ASA
Branded Consumer Goods
Speciality Materials
Financial Investments
Orkla Foods
Orkla Brands
Orkla Media
Elkem
Sapa
Borregaard
Portfolio
Orkla Finans
Real Estate

(NOK million)	Branded Consumer Goods	Speciality Materials	Financial Investments
Sales H1-05	13 670	13 297	375
EBITA H1-05	1 151	1 083	159
Market value portfolio H1-05			13 973



ORKLA

Growth through acquisitions

(NOK billion)	Divestments:	Acquisitions:
Branded Consumer Goods	Carlsberg 40 % share	Chips Konsernen, Сладко, Collett
Speciality Materials	Denofa, Borregaard NEA	Elkem, sapa:, ALUFINAL.
Revenues	-17	26
EBITA	-1.3	2.2
Cash in/out	17.5	Approx. -11
Dividend 03/04	-7.9	



ORKLA

Highlights in Q2: Structural growth and increased EPS

- Earnings per share up NOK 2.6 to NOK 7.4
  - Profit before tax NOK 1 981 million (+ NOK 740 million / +60 %)
- *Improvement for Branded Consumer Goods in most markets*
  - Strong structural growth, turnover +15 %
  - Weak Swedish retail market
  - Stable or positive development in other markets
  - Continued growth in advertising revenues for Orkla Media
- Slightly increased profit for Elkem and Borregaard, weak performance at Sapa
  - Continued weak markets for profiles in Europe
- Return on investment portfolio +18.1 %

ORKLA

Growth in profit before tax Q2-04 to Q2-05

NOK million


1 241
82
413
610
-91
-144
-130
1 981
Q2-04
EBITA, Branded Consumer Goods
EBITA, Speciality Materials
Dividends and portfolio gains
Profit from associates*
Other
Financial items, net
Q2-05

* Elkem is not included in "Associates" from 1.1.2005

ORKLA

Key figures Q2-2005

NOK million	2005	Pro forma 2004	2004
	1 Apr - 30 Jun		
Operating revenues	**14 043**	13 981	7 874
EBITA*	**1 187**	1 199	688
Amortisation intangibles	**- 48**	- 41	1
Other revenues and expenses	**- 211**	- 112	- 112
EBIT	**928**	1 046	577
Associates	**82**	81	173
Portfolio gains	**580**	83	83
Dividends and net financial items	**391**	274	408
Ordinary profit before tax	**1 981**	1 484	1 241
Taxes	**- 419**	- 312	- 227
Ordinary profit after tax	**1 562**	1 172	1 014
Earnings per share diluted (NOK)	**7.4**	5.6	4.8
Earnings per share diluted, adjusted (NOK)**	**8.5**	6.0	5.2

*Excl. other revenues and expenses
**Excl. amortisation intangibles and other revenues and expenses



ORKLA

Strong balance sheet – Equity ratio 48.9 %, net gearing 0.5


Equity
Total assets
80
60
40
20
0
2003
2004
Q1-05
Q2-05


Net interest-bearing debt
Net gearing
20.0
16.0
12.0
8.0
4.0
0.0
-4.0
1.00
0.80
0.60
0.40
0.20
0.00
-0.20
2003
2004
Q1-05
Q2-05



ORKLA

Portfolio performance

Return (%)


□ Orkla's portfolio ■ Oslo Stock Exchange
18.1
19.7
16.9
24.1
11.7
10.2
Annual average
1 Jan 05-
30 Jun 05
1 Jul 02 -
30 Jun 05
1 Jan 96 –
30 Jun 05

Gains and dividends

(NOK milion)	1 Jan - 30 Jun	1 Apr - 30 Jun
Unrealised gains	611	189
Realised gains	1 090	660
Change in fair value of associates	2	- 80
Dividends received	668	525
Others (income and costs etc.)*	224	60
Change in net asset value	2 595	1 354

* Internal gains from Elkem and Adresseavisen



ORKLA

Portfolio key figures

in NOK million	30 Jun 05	31 Dec 04	Excl. Elkem 31 Dec 04	Change 05
Market value	13 973	17 589	13 142	831
Net asset value	14 729	16 702	12 134	2 595
Unrealised gains before tax	4 286	3 675		611
Share of portfolio invested				
outside Norway	46 %	35 %	46 %	0 % -p
in listed companies	84 %	82 %	83 %	+1 % -p



ORKLA

Upcoming issues

- Preferred ownership structure for Speciality Materials to be decided during the autumn

  Key questions:
  - Speciality Materials' fit with Orkla's industrial strategy
  - Growth and value creation opportunities for Speciality Materials
  - Achieving best long-term value creation for Orkla's shareholders

- Capital Markets Day following this decision

- New Group Executive Management to be announced at Capital Markets Day (at the latest)



ORKLA

Branded Consumer Goods

Managing Director Orkla Media
Bjørn M. Wiggen



ORKLA

Foods – Acquisitions drive growth

in NOK million	1 Apr - 30 Jun 2005	2004	Change
Operating revenues	**3 310**	3 006	10 %
EBITA	***280***	258	9 %
EBITA margin	**8.5 %**	8.6 %	

- High level of structural activities
  - SladCo, Panda, HallöFisk, Ardealul, Bæchs Conditori, Candeco
- Market conditions still challenging in Sweden
- Focus on innovations, marketing and brand building
- Improve cost base by NOK 500 million during 2005 to 2007
  - NOK 200 million in the Swedish operations
  - Programmes on track

ORKLA

Orkla Foods

Norway: Pizza election 2005
Market position further strengthened


GRANDIOSA
PIZZA
VALG


GRANDIOSA
TACO


GRANDIOSA

ORKLA

Orkla Foods

Examples of new launches


FELIX
FELIX
FUN
LIGHT
ice tea
BOB
Stabburet
KYLLINGPOSTEI
FELIX
Abba MAKRILL
I TOMATSÅS
NYHET
Skåret
FELIX
Pommes Frites
2,5%

ORKLA

Brands – Continued strong performance

in NOK million	1 Apr - 30 Jun 2005	2004	Change
Operating revenues	**1 666**	1 162	43 %
EBITA	**262**	218	20 %
EBITA margin	**15.7 %**	18.8 %	

- Positive contribution from consolidation of Chips
  - Strong top line growth
  - Reduced margin as expected
- Market conditions still challenging in Sweden
  - Write-down of goodwill and inventories totalling NOK 115 million in Household Textiles
- Focus on innovations, marketing and brand building

ORKLA

Orkla Brands

Examples of new launches in second quarter



Digestive
Lano
BAMSE MUMS
Delivio

ORKLA

Media – Positive trend in advertising revenues

in NOK million	1 Apr - 30 Jun 2005	2004	Change
Operating revenues	**2 215**	2 061	7 %
EBITA	**170**	154	10 %
EBITA margin	**7.7 %**	7.5 %	

- Positive result in Berlingske
  - Increased advertising revenues and reduced costs
  - Weak productivity in Trykkcompagniet
  - Cost efficiency programmes on track
- Increased investments in Norway and Denmark to secure market share
- Positive trend in the advertising market in Poland
- Restructuring of Direct Marketing
  - Goodwill write-down of NOK 63 million

ORKLA

Orkla Media

Berlingske - EBITA 12 m rolling



NOK million
50
-
-50
-100
-150
Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04 Q1-05 Q2-05

- Advertising revenue growth in Q2 (+ 5.5 %)



ORKLA

Orkla Media

Strategic challenges and focus

- The media market is showing growth; particularly the end-user market
- Strong positions in the Norwegian, Danish and Polish newspaper markets and in the Norwegian magazine market
- Positions are not equally strong in the high growth segments

The strategic priorities of Orkla Media will be to:

- Strengthen the established positions through innovations, cost efficiency and participation in possible industry restructuring
- Investments in the growth segments of the media industry will be evaluated
- Increase customer focus in order to develop products/services for specific customer groups based on deep consumer understanding



ORKLA

Orkla Media

Product development and add on acquisitions

Kvinneguiden

NETZEITUNG.DE

hardware.no

Nordstrands Blad

Vestkanten
St. Hanshaugen • Frogner

Lokalavisen
Groruddalen



BOLIGAVISA
LØRDAG
SPORTSAVISA 2
Superduoen



Du finner alt du trenger
i nabolaget. Se selv!
nabolaget

ORKLA

Speciality Materials

Head of business area Speciality Materials
Ole Enger

ORKLA

Elkem – Stable performance

in NOK million	1 Apr - 30 Jun 2005	2004	Change
Operating revenues*	**2 433**	2 261	8 %
EBITA	**250**	238	5 %
EBITA margin	**10.3 %**	10.5 %	

* Excl. sale to Sapa

- Satisfactory operational result for Elkem Aluminium
  - Loss on metal hedge and gain on currency hedge (net +NOK 15 million)
- Stronger result in Energy compared with second quarter last year
  - High hydro power production and high hydro reservoir levels
- Weaker results in Silicon due to maintenance and upgrade of furnaces



ORKLA

Sapa – Weaker market for profiles in Europe

in NOK million	1 Apr - 30 Jun 2005	2004	Change
Operating revenues	**3 230**	3 384	-5 %
EBITA	**153**	230	-33 %
EBITA margin	**4.7 %**	6.8 %	

- Stable growth compared with last quarter, but weaker growth compared with second quarter last year
- Weaker markets in Europe, good markets in USA and Asia
- Cost reduction programme for European Profiles operations
- Entered into an agreement to acquire the Slovakian aluminium profiles company Alufinal.



ORKLA

Borregaard – Restructuring on track

in NOK million	1 Apr - 30 Jun 2005	1 Apr - 30 Jun 2004	Change
Operating revenues	**1 120**	1 599	-30 %
EBITA	**96**	86	12 %
EBITA margin	**8.6 %**	5.4 %	

- Positive impact on result from restructuring
- Positive contribution from improvement programmes to counter market pressure
  - Weak USD and reduced hedging effect
  - High raw material and energy prices
- Scrubber facility at Borregaard's Sarpsborg site source of Legionnaire's Disease outbreak in May



ORKLA

Special topic: Elkem



ORKLA

Elkem in a nutshell



The linchpin
Technological capabilities
Energy risk management
Aluminium related
Primary aluminium
Elkem Business System
Silicon related
Metallurgical grade silicon
Profiles
Heat transfer
Microsilica
Solar

ORKLA

Safety performance (Q2 2005)



Corporate lost-time injuries last 12 months - "H"
Per million working hours
16
14
12
10
8
6
4
2
0
2.7
2.1
2.9
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Q1 05
Q2 05

Note: Figures do not include Sapa

ORKLA

Financial performance (Q2 2005)


EBITDA
MNOK
RoCE
3 000
2 500
2 000
1 500
1 000
500
0
25 %
20 %
15 %
10 %
5 %
0 %
2 781
738
635
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 Q1 05 Q2 05

Note: Excluding restructuring costs and non-recurring items.
Manganese excluded from 30 June 1999.
Chrome excluded from 1 January 2001.
Sapa included from 1 September 2002.
IFRS accounting principles from 2005.

ORKLA

Market conditions (Q2 2005)


Composite Leading Indicators
Percentage change
EU15 Japan USA
EU15 construction sector
Production index
Buildings Civil engineering
Metal prices
USD per MT aluminium
EUR per MT ferrosilicon
Energy prices
USD per MT coal
NOK per MWh power

Note: Composite Leading Indicators are the annualised 6-month rate of change as reported by the OECD.
Production indices are the Eurostat seasonally adjusted data.
Standard ferrosilicon metal prices are CRU estimates of average prices for spot transactions delivered to major consumers in Europe.
Primary aluminium prices are Reuters closing monthly 3 month forward LME prices.
Coal prices are delivered Amsterdam and power price are Nord Pool spot prices.

ORKLA

Operational performance (Q2 2005)

Aluminium related	Energy related	Silicon related
		

Elkem Aluminium (50%):
- Good operations
- Loss on metal hedge NOK 26 million
- Gain on currency hedge NOK 41 million

Sapa:
- Weaker markets in Europe
- Good markets in USA and Asia
- Cost reduction programme for European Profiles operations

- Higher than normal hydro power production
- Good hedging and trading results
- Higher than normal hydro reservoir levels

- Two major units partly out due to refurbishment and conversion
- Lower than expected operational performance at certain Norwegian plants and Icelandic Alloys
- Raw material scarcity
- Good progress for Materials and Elkem Solar



ORKLA

The Elkem Thamshavn project

Creating a competitive cost position in silicon metal






RAW MATERIAL
C SiO2
CONSUMABLE ELECTRODES
ELECTRIC ENERGY
CLEANED GAS
FILTER
CHARGE MATERIAL
LIQUID METAL
REFINING
CRATER
RECOVERED ENERGY
SILICA
SOLIDIFICATION
CRUSHING
SIZING
SILICON



The world's largest composite electrode (1 700 mm)

The world's largest silicon metal furnace (40-45 MW)

Production of two special products (silicon metal and microsilica)

Energy recovery (22 percent of the electrical energy supplied to the furnaces)



Note: The illustration and pictures are illustrative.

ORKLA

The solar initiatives

REC Renewable Energy Corp.



- *REC acquires ASiMi to secure feedstock for Scanwafer's* expansion and improve solar grade silicon position
- The silane gas and polysilicon for electronics plant in Butte, USA will gradually be converted into a silane gas and solar grade silicon plant
- The acquisition is financed through a convertible bond issue of USD 140 million, a term loan facility of USD 140 million from the three major shareholders of REC and REC's own funds
- Elkem's participation in the financing expected to be about NOK 450 million - total investments and loans to REC expected to reach about NOK 900 million after the ASiMi financing
- REC plans an IPO/listing of its shares on the Oslo Børs in 1H 2006

Elkem Solar



- Significantly increased development activity in 2005
  - About NOK 60 million expensed in H1 2005
- Decision on whether to build an industrial plant will be taken in late 2005

ORKLA

The acquisition of Sapa

sapa:



- Compulsory redemption of shares held by minority shareholders
  - Ownership position at 1H 2005: 98.6 percent of outstanding shares
  - SEK 758 million invested in Q1 2005
  - SEK 897.5 million invested in Q2 2005
- Sapa shares were de-listed from the Stockholm Stock Exchange on 20 June 2005

ALUFINAL.



- Sapa acquires Slovakian aluminium profiles company, Alufinal, as part of the company's efforts to expand its operations in Eastern Europe
- Three presses with capacity of 20 000 MT plus building system, surface treatment and processing
- Net sales of EUR 35 million per year
- 300 employees

ORKLA

The Sauda project

Elkem Saudefaldene





- The Sauda project was approved in Q2 2005
- NOK 1 645 million investment (including upgrading)
- Construction started in May 2005
- Expected completed during 2008

ORKLA

Enclosures



ORKLA

Cash Flow Statement - key figures

in NOK million	1 Jan - 30 Jun 2005	1 Jan - 30 Jun 2004
Industry division:		
Operating profit	1 848	845
Depreciation and write-downs	1 341	606
Change in net working capital	-1 200	- 156
Net replacement expenditure	- 860	- 435
Financial items, net	- 191	- 118
Cash flow Industry	**938**	**742**
Cash flow Financial Investments	**591**	**768**
Taxes paid and miscellaneous	- 863	- 446
Cash flow before capital transactions	**666**	**1 064**
Dividends paid and share buy-back	-1 812	-5 618
Cash flow before expansion	**-1 146**	**-4 554**
Net expansion	-17 716	17 086
Net purchases/sales portfolio investments	299	- 92
Net cash flow	**-18 563**	**12 440**
Currency translation differences	500	- 87
Change in net interest-bearing liabilities	**18 063**	**-12 353**
Net interest-bearing liabilities	**16 881**	**455**



ORKLA

Balance Sheet - some key figures

in NOK million	30 Jun 05	Pro forma 30 Jun 04	30 Jun 04
Long-term assets	36 650	40 003	22 490
Portfolio investments etc.	14 001	10 353	10 275
Short-term assets	19 005	20 005	10 464
Total assets	**69 656**	70 361	43 229
Equity to total assets ratio	48.9 %	41.2 %	65.1 %
Net interest-bearing liabilities	**16 881**		455
Net gearing	**0.5**		0



ORKLA

Portfolio as of 30 Jun 2005

Principal holdings	Industry	Market value (NOK million)	Share of portfolio (%)	Share of equity (%)
Storebrand	Insurance	**1 443**	10.3	8.5
DNB NOR	Bank	**1 078**	7.7	1.2
Norsk Hydro	Energy	**659**	4.7	0.4
Hennes & Mauritz	Retailing	**621**	4.4	0.4
Steen & Strøm	Real estate	**560**	4.0	11.3
Rieber & Søn	Food	**553**	4.0	14.3
Telenor	Telecommunication	**428**	3.1	0.5
Capio	Health care	**411**	2.9	5.1
Industri Kapital 2000 [1)]	Investment	**399**	2.9	3.6
Vimpelcom ADR	Telecommunication	**374**	2.7	1.1
Total principal holdings		**6 526**	**46.7**	
Market value of entire portfolio		**13 973**		



1) Not listed

ORKLA

Currency translation effects in Q2-2005

NOK million

Revenues	Q2
Orkla Foods	-46
Orkla Brands	-10
Orkla Media	-3
Chemicals	-20
Total	-79

EBITA	Q2
Orkla Foods	-7
Orkla Brands	-2
Orkla Media	2
Chemicals	-1
Total	-8

The above figures show translation effects only and do not include translation effects in Elkem.

Currency translation effects

- Impact on revenues in Q2 is NOK -79 million, impact on EBITA is NOK -8 million

Performance of NOK versus USD and EUR


USD/NOK
EUR/NOK
8.80
8.40
8.00
7.60
7.20
6.80
6.40
6.00
Q1-04
Q2-04
Q3-04
Q4-04
Q1-05
Q2-05

Elkem Aluminium - hedging

Metal


USD per MT aluminium
2 500
2 000
1 500
1 000
jan.00
jan.01
jan.02
jan.03
jan.04
jan.05

Currency


NOK per USD
10
9
8
7
6
5
jan.00
jan.01
jan.02
jan.03
jan.04
jan.05

- In Q2 2005 Elkem Aluminium recorded a loss of NOK 26 million (YTD NOK 59 million) on its metal hedging (50% basis)
- At the end of Q2 2005 Elkem Aluminium had sold forward 409 000 tonnes of aluminium at an average price of USD 1 609 per tonne (100% basis) corresponding to 2 years exposure
- At the end of Q2 2005 Elkem Aluminium had unrealised metal hedging losses of NOK 94 million (50% basis) distributed over the years 2005-2009

- In Q2 2005 Elkem Aluminium recorded a gain of NOK 41 million (YTD 85 MNOK) on its currency hedging (50% basis)
- At the end of Q2 2005 Elkem Aluminium had hedged USD 141 million of its estimated income streams in USD over the next 3 years (100% basis) corresponding to 0.5 years exposure
- At the end of Q2 2005 Elkem Aluminium had unrealised currency gains of NOK 124 million (50% basis) distributed over the years 2005-2006



ORKLA

EU15 building sector


Construction confidence indicator, seasonally adjusted data
Balance
0
-5
-10
-15
-20
-25
jan.00
jan.01
jan.02
jan.03
jan.04


Production volume index for buildings, working day adjusted data
y-o-y growth rate
10 %
5 %
0 %
-5 %
-10 %
jan.00
jan.01
jan.02
jan.03
jan.04
jan.05


New orders for buildings, gross data
y-o-y growth rate
20 %
10 %
0 %
-10 %
-20 %
jan.00
jan.01
jan.02
jan.03
jan.04
jan.05


Building permits for new residential buildings, gross data
y-o-y growth rate
20 %
10 %
0 %
-10 %
-20 %
jan.00
jan.01
jan.02
jan.03
jan.04
jan.05

Source: Eurostat.



ORKLA

Financial items



Financial items, Orkla Group

In NOK million	1 Jan - 30 June 2005	1 Jan - 30 June 2004	Year 2004
Net interest expenses	-218	-92	-134
Currency gain/loss	20	-3	-1
Other financial items, net	-16	-17	-22
Net financial items	-214	-112	-157



Equity and liabilities, Orkla Group



Net liabilities
Book equity
Net gearing
NOK billion
Net gearing
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
-
(5.0)
1.3
1.2
1.0
0.8
0.7
0.5
0.3
0.1
0.0
-0.2
1996
1997
1998
1999
2000
2001
2002
2003
2004
1Q 05
2Q 05



ORKLA

Debt maturity profile, Orkla ASA

NOK million

30 June 2005



Drawn amounts
Unutilised credit facilities
4 000
3 000
2 000
1 000
0
05
06
07
08
09
10
11
12
13-

Average maturity 5.1 years



ORKLA

Funding Sources, Orkla ASA

30 June 2005

NOK billion


Banks 16 %
Unutilised credit
facilities 41 %
8.3
3.1
8.6
Bonds and CPs 43 %



"Exemption No. 82-3998"

ORKLA SECOND QUARTER '05

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-30.6. 2005	1.1.-30.6. 2004	1.1.-31.12. 2004	1.4.-30.6. 2005	1.4.-30.6. 2004	Pro forma* 1.1.-30.6. 2004	Pro forma* 1.4.-30.6. 2004	Pro forma* 1.1.-31.12. 2004
Operating revenues	**27,316**	15,771	32,126	**14,043**	7,874	27,496	13,981	55,699
Operating expenses	**(23,911)**	(13,959)	(28,206)	**(12,291)**	(6,886)	(24,054)	(12,222)	(48,737)
Ordinary operating depreciation	**(1,090)**	(611)	(1,182)	**(565)**	(300)	(1,122)	(560)	(2,183)
Operating profit before intangibles and other revenues and expenses	**2,315**	1,201	2,738	**1,187**	688	2,320	1,199	4,779
Ordinary depreciations intangibles	**(97)**	0	(7)	**(48)**	1	(83)	(41)	(173)
Other revenues and expenses**	**(211)**	(147)	(690)	**(211)**	(112)	(147)	(112)	(710)
Operating profit	**2,007**	1,054	2,041	**928**	577	2,090	1,046	3,896
Profit from associates	**111**	360	592	**82**	173	131	81	181
Dividends	**672**	502	551	**527**	414	505	417	554
Portfolio gains	**1,092**	422	750	**580**	83	426	83	754
Financial items, net	**(214)**	(112)	(157)	**(136)**	(6)	(395)	(143)	(762)
Ordinary profit before taxes	**3,668**	2,226	3,777	**1,981**	1,241	2,757	1,484	4,623
Taxes	**(807)**	(407)	(691)	**(419)**	(227)	(619)	(312)	(1,023)
Ordinary profit after taxes	**2,861**	1,819	3,086	**1,562**	1,014	2,138	1,172	3,600
Gain/discontinued operations	**0**	12,529	12,529	**0**	0	12,529	0	12,529
Profit for the year	**2,861**	14,348	15,615	**1,562**	1,014	14,667	1,172	16,129
Of this minority interests	**194**	33	71	**32**	23	33	23	71
Profit before tax, Industry division	**1,764**	853	1,862	**861**	434	1,627	786	3,112
Profit before tax, Financial Investments division	**1,904**	1,373	1,915	**1,120**	807	1,130	698	1,511
Earnings per share (NOK)	**12.9**	69.4	75.5	**7.4**	4.8	70.9	5.6	78.0
Earnings per share diluted (NOK)	**12.9**	69.3	75.4	**7.4**	4.8	70.8	5.6	77.9
Earnings per share diluted, adjusted (NOK)* **	**14.2**	9.1	17.4	**8.5**	5.2	10.9	6.0	20.4

The interim report has been prepared in accordance with IAS 34 Interim Financial Reporting.

* Pro forma figures for 2004 restated according to IFRS (include Elkem from 1 January and Chips Abp from 1 March).

** Other revenues and expenses amounted to NOK -211 million at the end of the second quarter of 2005 and were related to write-downs of goodwill (NOK -163 million) and restructuring expenses /write-down of inventory in respectively Direct Marketing (Orkla Media) and Household Textiles (Orkla Brands).

*** Before amortisation of intangible assets, other revenues and expenses and the gain on the sale of Orkla's share of Carlsberg Breweries.

OPERATING REVENUES



NOK million
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
1Q 2Q 3Q 4Q
2004*
1Q 2Q
2005

OPERATING PROFIT**



NOK million
1 400
1 200
1 000
800
600
400
200
0
1Q 2Q 3Q 4Q
2004*
1Q 2Q
2005

* Pro forma figures

** Before intangibles and other revenues and expenses

THE SECOND QUARTER IN BRIEF

- Group pre-tax profit totalled NOK 1,981 million (NOK 1,241 million)[1]. Earnings per share were NOK 2.6 higher than in the second quarter of last year and accumulated earnings per share for the first six months were NOK 12.9.
- Operating revenues for the Branded Consumer Goods business were more than 15 % higher in the second quarter as a result of structural growth. However, due to the weak grocery market in Sweden underlying growth so far this year was on a par with last year.
- As a result of the continuing weak markets for profiles in Europe, Sapa's profit was lower than in the corresponding period of last year. Elkem's other business and Borregaard reported operating profit on a par with or slightly better than in the second quarter of last year.
- The Financial Investments division realised portfolio gains of NOK 580 million (NOK 83 million)[1] and dividends received totalled NOK 525 million (NOK 414 million)[1]. At the end of the first six months, the return on the investment portfolio was 18.1 %. The net asset value increased by NOK 1.4 billion in the second quarter.

[1] The figures in brackets are for the same period last year (restated according to IFRS)

MAIN TRENDS

Group operating revenues for the second quarter totalled NOK 14,043 million (NOK 13,981 million)[2]. Structural growth in the Branded Consumer Goods area made a positive contribution, while the stronger NOK against euro-related currencies and the USD led to a negative currency translation effect compared with the second quarter of last year. The Media business continued to report revenue growth due to increased advertising revenues. The decline in operating revenues for Borregaard is ascribable to the restructuring and divestments that took place in 2004. At the end of the first six months, operating revenues amounted to NOK 27,316 million (NOK 27,496 million)[2].

Group operating profit before goodwill amortisation and other revenues and expenses totalled NOK 1,187 million for the second quarter (NOK 1,199 million)[2]. The Branded Consumer Goods business reported growth due to expansion and the positive effects of Easter coming earlier this year than in 2004. Furthermore, there was a transport workers' strike in Norway last year, which had a negative impact on sales and profit, especially in the second quarter, although there were also some after-effects in the third quarter. The Swedish grocery market is still very challenging, with focus on prices and the continued growth of private labels. As a result of this, underlying growth for the Swedish branded consumer goods companies was weaker than in the same period last year. Both Orkla Foods and Orkla Brands have increased their investments in innovation and advertising in order to meet this challenge. Advertising revenues were significantly higher in Denmark, Norway and Poland. More resources have been invested in Trykkompagniet in Denmark (a joint venture with Politiken) in order to ensure the quality of deliveries to subscribers. An improvement programme is currently being established to increase productivity and reduce costs. At the end of the first six moths, operating profit before goodwill amortisation and other revenues and expenses amounted to NOK 2,315 million (NOK 2,320 million)[2].

In the case of Sapa, the weak trend for profiles in Europe, with reduced volumes and margins, continued in the second quarter and profit was lower than in the same quarter last year. All in all, the results for Elkem's other businesses were on a par with the second quarter of last year. The Silicon Metal business was affected by the closure of the smelting plants at Thamshavn and Salten for conversion and upgrading during some parts of the second quarter. The performance of the Energy business improved due to a high level of production and good trading results, while the results for Primary Aluminium were on a par with the second quarter of last year.

Borregaard posted higher profit in the second quarter. The restructuring of non-core business in 2004 and growth for Borregaard Energy were partly offset by weaker results for LignoTech and ChemCell, where the negative currency situation and higher raw material costs were only partially counteracted by improvement programmes.

A project and a detailed analysis have been initiated in order to clarify the future role of Speciality Materials in the Orkla Group. The Board of Directors aims to conclude this process by the end of the year.

Other revenues and expenses totalled NOK -211 million in the second quarter (NOK -112 million)[1]. Both Direct Marketing at Orkla Media and Household Textiles at Orkla Brands have shown unsatisfactory growth and profitability over time. On the basis of their weak performance, a decision has been made to introduce extensive restructuring and improvement measures in both areas, although other structural solutions may also be considered. Goodwill was written down by a total of NOK 163 million, while other expenses were largely linked to staff cutbacks in Direct Marketing and the write-down of inventories in Household Textiles. All in all, these businesses represented operating revenues of approximately NOK 840 million in 2004. In the second quarter of last year there were write-downs and restructuring allocations in the Chemicals area, which were partially offset by the gain on the sale of real estate property in Oslo.

In the Industry division, contributions from associates totalled NOK 82 million in the second quarter. Since the acquisition of the remaining shares in Chips, the company has been consolidated as a subsidiary. Associates now largely comprise Jotun and Elkem's investment in REC (Renewable Energy Corporation).

The return on Orkla's investment portfolio at the end of the first six months was 18.1 %, compared with 19.7 % for the Oslo Stock Exchange Benchmark Index and 2.6 % for the dividend-adjusted FTSE World Index. Realised portfolio gains and the change in the fair value of associates totalled NOK 580 million (NOK 83 million)[1] in the second quarter. At the end of June, unrealised gains amounted to just under NOK 4.3 billion.

The share transactions in connection with the acquisition of Elkem and Chips largely took place at the beginning of the second quarter and therefore affected quarterly interest expenses and net interest-bearing liabilities. Net financial expenses for the Orkla Group totalled NOK 136 million (NOK 143 million)[2], while net interest-bearing liabilities amounted to NOK 16.9 billion at the end of June.

Group earnings per share (diluted) totalled NOK 12.9 at the end of the first six months (NOK 69.3, of which the gain on the sale of Orkla's stake in Carlsberg Breweries in 2004 amounted to NOK 60.7 per share)[1]. The acquisition of Elkem had a positive effect on earnings per share for the Industry division. Earnings per share for the Financial Investments division increased due to higher gains from portfolio investments and dividends received. Before goodwill amortisation and other revenues and expenses (and for 2004 the gain on the sale of Orkla's interest in Carlsberg Breweries), earnings per share amounted to NOK 14.2 (NOK 9.1)[1]. At the end of the first six months, the tax charge is estimated to be 22 %.

ORKLA FOODS

- Progress in Norway, Denmark, the Baltic States and Russia
- Tougher competition on the Swedish grocery market
- Increased investment in product development and advertising
- Improvement programmes proceeding as planned

Orkla Foods' operating revenues amounted to NOK 3,310 million in the second quarter of 2005 (NOK 3,006 million)[1]. The increase in operating revenues is largely ascribable to structural growth. Operating profit before goodwill amortisation and other revenues and expenses totalled NOK 280 million, compared with NOK 258 million in the same period last year. Underlying profit performance was slightly weaker than last year, primarily due to the challenging grocery market in Sweden and higher investments in advertising.

Operating revenues for the first six months totalled NOK 6,464 million (NOK 6,118 million)[1]. Profit for the first six months was NOK 461 million, compared with NOK 458 million in 2004. There were a large number of new launches, and advertising investments increased by

[2] Pro forma figures for 2004 restated according to IFRS (include Elkem from 1 January and Chips Abp from 1 March)

OPERATING REVENUES

Amounts in NOK million	1.1.-30.6. 2005	1.1.-30.6. 2004	1.1.-31.12. 2004	1.4.-30.6. 2005	1.4.-30.6. 2004	Pro forma* 1.1.-30.6. 2004	Pro forma* 1.4.-30.6. 2004	Pro forma* 1.1.-31.12. 2004
Orkla Foods	**6,464**	6,118	12,711	**3,310**	3,006	6,118	3,006	12,711
Orkla Brands	**3,014**	2,362	4,787	**1,666**	1,162	2,953	1,624	6,315
Orkla Media	**4,302**	4,044	8,280	**2,215**	2,061	4,044	2,061	8,280
Eliminations	**(110)**	(93)	(226)	**(46)**	(39)	(93)	(39)	(226)
Branded Consumer Goods	**13,670**	12,431	25,552	**7,145**	6,190	13,022	6,652	27,080
Elkem (excl. sales to Sapa)	**4,665**	0	0	**2,433**	0	4,500	2,261	9,219
Sapa	**6,422**	0	0	**3,230**	0	6,634	3,384	12,826
Borregaard	**2,210**	3,177	6,217	**1,120**	1,599	3,177	1,599	6,217
Speciality Materials	**13,297**	3,177	6,217	**6,783**	1,599	14,311	7,244	28,262
H.O./Unallocated/Eliminations	**(26)**	(43)	(74)	**(19)**	(21)	(43)	(21)	(74)
Industry division	**26,941**	15,565	31,695	**13,909**	7,768	27,290	13,875	55,268
Financial Investments division	**375**	206	431	**134**	106	206	106	431
Group	**27,316**	15,771	32,126	**14,043**	7,874	27,496	13,981	55,699

OPERATING PROFIT**

Amounts in NOK million	1.1.-30.6. 2005	1.1.-30.6. 2004	1.1.-31.12. 2004	1.4.-30.6. 2005	1.4.-30.6. 2004	Pro forma* 1.1.-30.6. 2004	Pro forma* 1.4.-30.6. 2004	Pro forma* 1.1.-31.12. 2004
Orkla Foods	**461**	458	1,164	**280**	258	458	258	1,164
Orkla Brands	**492**	440	951	**262**	218	492	261	1,111
Orkla Media	**198**	178	371	**170**	154	178	154	371
Branded Consumer Goods	**1,151**	1,076	2,486	**712**	630	1,128	673	2,646
Elkem	**622**	0	0	**250**	0	643	238	1,261
Sapa	**286**	0	0	**153**	0	424	230	620
Borregaard	**175**	183	356	**96**	86	183	86	356
Speciality Materials	**1,083**	183	356	**499**	86	1,250	554	2,237
H.O./Unallocated/Eliminations	**(78)**	(78)	(148)	**(41)**	(35)	(78)	(35)	(148)
Industry division	**2,156**	1,181	2,694	**1,170**	681	2,300	1,192	4,735
Financial Investments division	**159**	20	44	**17**	7	20	7	44
Group	**2,315**	1,201	2,738	**1,187**	688	2,320	1,199	4,779

* Pro forma figures 2004 restated according to IFRS (include Elkem from 1 January and Chips Abp from 1 March)
** Before intangibles and other revenues and expenses

approximately NOK 40 million. When this is taken into account, underlying profit growth for the first six months was on a par with last year.

In the period 2005-2007, Orkla Foods' cost base is to be reduced by around NOK 500 million, NOK 200 million of which will be in the Swedish companies. The improvement programmes are producing the anticipated results.

Stabburet reported positive growth on the Norwegian market. As a result of successful new launches, the most important brands achieved a significant rise in sales. The «2005 Pizza Election» was successful and the Grandiosa-brand has further strengthened its market position.

The Swedish market is characterised by increased imports, the establishment of low price chains and the continued growth of private labels. Procordia Food reported second quarter profit on a par with last year. Every second newly launched product was related to nutrition and health. Abba Seafood launched several new products, and as a result of high advertising investments operating profit was somewhat lower than last year.

Felix Fenno-Baltic reported sales growth in the Baltic States. The competition authorities have approved the acquisition of the Finnish company Panda, which will be consolidated from the beginning of the third quarter. In Denmark, Beauvais reported higher sales and profit than last year.

Orkla Foods International posted a decline in operating profit due to lower sales in the Czech Republic and Poland and expenditure in connection with the changeover to a new distribution model in Hungary.

The Russian company SladCo achieved a 13 % rise in sales. The company is developing according to plan in a seasonally low quarter, and growth was especially strong in the chocolate segment. Sales were reoriented towards more branded products. In terms of sales and profit, the fourth quarter is the most important quarter for SladCo.

Orkla Food Ingredients reported growth in both operating revenues and operating profit. The performance of the Swedish company KåKå was especially positive. Both the Danish companies, Dragsbæk and Odense Marcipan, reported sales growth. The integration of Bæchs Conditori is proceeding as planned.

Bakers posted somewhat weaker operating profit. A number of new bread products launched in May and June were well received by the market.

ORKLA BRANDS

- The acquisition of Chips contributed to growth in operating revenues and profit
- Higher investments in product development and advertising
- Underlying growth in operating revenues
- Higher raw material prices had a negative impact

Orkla Brands' operating revenues totalled NOK 1,666 million (NOK 1,162 million)[1] in the second quarter. At the end of the first six months, operating revenues totalled NOK 3,014 million, up NOK 652 million from the same period last year. Performance in the second quarter was influenced by the acquisition of Chips, which had a net effect on quarterly operating revenues of approximately NOK 460 million. Last year's results were also affected by a strike. Taking this into account, underlying revenue growth was 3 % mainly ascribable to Confectionery, Lilleborg Home and Personal Care and Dietary Supplements. Confectionery and Lilleborg Home and Personal Care have launched several new products in 2005, while Dietary Supplements reported good sales in Finland and the USA. The Snacks business performed well in Norway and Denmark, whereas the market in Sweden was challenging in the Snacks segment as well.

Operating profit before goodwill amortisation and other revenues and expenses totalled NOK 262 million in the second quarter, up NOK 44 million in comparison with last year and largely due to the acquisition of Chips. Higher raw material prices had a negative impact on profit, especially for Lilleborg Home and Personal Care and Confectionery. Higher raw material prices are also expected to have a negative impact in the second half of the year. Underlying fixed costs were on a par with last year, while advertising investments were higher. At the end of the first six months, operating profit before goodwill amortisation and other revenues and expenses amounted to NOK 492 million (NOK 440 million)[1]. Due to the poor profit performance of Household Textiles, a decision was made to write-down goodwill and inventories by a total of NOK 115 million.

Orkla Brands launched many new products in the second quarter, including Lypsyl Shine (lip balm), Lano Gakk-Gakk (liquid soap), Lux Shower Gel and Sterilan Aloe Vera (deodorant, Lilleborg Home and Personal Care), Möller's Rosenrotekstrakt (rose root extract, Dietary Supplement), Gullvafler pære (pear wafers, Biscuits), Disney confectionery, Bamsemums Bringebær (raspberry) and Labanspillet (the Laban game, Confectionery).

Orkla Brands largely maintained its market shares in the second quarter. Lilleborg Home and Personal Care achieved growth in the Hair category.

ORKLA MEDIA

- Continued improvement for Berlingske, but high costs at Trykkcompagniet reduced profit
- Profit growth for Newspapers Norway and Newspapers Eastern Europe
- Direct Marketing sector to be restructured

Orkla Media's operating revenues amounted to NOK 2,215 million in the second quarter (NOK 2,061 million)[1]. The increase was largely ascribable to a rise in revenues for the newspaper businesses in Norway and Denmark. At the end of the first six months, operating revenues totalled NOK 4,302 million (NOK 4,044 million)[1]. Operating profit before goodwill amortisation and other revenues and expenses was NOK 170 million in the second quarter, up NOK 16 million from the same period last year. At the end of the first six months, operating profit before goodwill amortisation and other revenues and expenses was NOK 198 million (NOK 178 million)[1].

Berlingske again reported profit growth in the second quarter due to a rise in advertising revenues and cost savings. The Berlingske Tidende newspaper is now operating at a profit. Trykkcompagniet (printing plant jointly owned with Politiken) had major productivity problems in the second quarter, which reduced profit by almost NOK 10 million compared with the second quarter of last year. A Redesign project will be initiated in the third quarter, which is expected to improve productivity over time. Circulation figures for paid newspapers are still falling. For Berlingske, total weekday circulation growth is still somewhat weaker than for the total market, while the trend for the weekend editions is on a par with the total market.

Newspapers Norway reported profit growth for underlying operations compared with the same period last year. Advertising growth is still positive, but this was partially offset by devoting more resources to and making larger investments in product development in order to ensure future circulation and advertising revenues.

Newspapers Central and Eastern Europe reported profit growth in the second quarter, mainly due to higher advertising revenues and the effects of cost reduction programmes. Circulation growth was still negative, but better than the trend for the total market.

Profit for Magazines in Norway was on a par with last year. The costs of new launches had a negative impact on profit compared with the second quarter of last year.

The trend for Direct Marketing is still negative, mainly due to very weak revenue growth in Sweden. In the second quarter, all the remaining goodwill in this sector was written down and a provision was made for restructuring. In total, this amounts to NOK 96 million, which has been charged under other expenses in the second quarter.

ELKEM

Operating revenues for the second quarter of 2005 totalled NOK 5,663 million (NOK 5,645 million)[1]. Operating revenues for the first six months amounted to NOK 11,087 million (NOK 11,134 million)[1]. Second quarter operating profit before goodwill and other revenues and expenses totalled NOK 403 million, compared with NOK 468 million in the second quarter of 2004. At the end of the first six months, operating profit before goodwill and other revenues and expenses was NOK 908 million (NOK 1,067 million)[1].

Sapa's operating profit improved slightly compared with the previous quarter, but was lower than in the corresponding period last year. The second quarter is traditionally Sapa's strongest quarter. Delivered tonnage was up 4 % from the first quarter. The decline in profit compared with the second quarter of 2004 is mainly ascribable to the reduction in volumes and margins for profiles in Europe resulting from lower demand and increased imports to Western Europe. In July Sapa signed an agreement to acquire the Slovakian profile manufacturer Alufinal, with a view to increasing its production capacity in Eastern Europe. Alufinal has around 300 employees and annual operating revenues of approximately EUR 35 million.

GROUP BALANCE SHEET

Amounts in NOK million	30.6. 2005	30.6. 2004	1.1. 2005	Pro forma* 30.6. 2004	Pro forma* 1.1. 2005
Intangible assets	**16,588**	3,998	4,005	15,962	15,693
Tangible assets	**17,235**	9,617	9,275	17,610	17,110
Financial long-term assets	**2,827**	8,875	9,094	6,431	6,921
Long-term assets	**36,650**	22,490	22,374	40,003	39,724
Inventories	**5,960**	3,031	2,875	6,273	6,139
Receivables	**11,047**	5,666	4,769	10,793	9,257
Portfolio investments	**14,001**	10,275	13,170	10,353	13,236
Cash and cash equivalents	**1,998**	1,767	2,308	2,939	3,349
Short-term assets	**33,006**	20,739	23,122	30,358	31,981
Total assets	**69,656**	43,229	45,496	70,361	71,705
Paid-in equity	**2,009**	2,011	2,007	2,011	2,007
Accumulated profit	**31,335**	25,715	29,194	26,556	30,133
Minority interests	**704**	422	448	422	448
Equity	**34,048**	28,148	31,649	28,989	32,588
Provisions	**6,136**	1,667	2,043	6,158	6,378
Long-term interest-bearing liabilities	**12,000**	5,532	4,246	21,612	20,255
Short-term interest-bearing liabilities	**7,048**	1,213	1,326	2,525	2,276
Other short-term liabilities	**10,424**	6,669	6,232	11,077	10,208
Equity and liabilities	**69,656**	43,229	45,496	70,361	71,705
Equity ratio (%)	**48.9**	65.1	69.6	41.2	45.4

*Pro forma figures 2004 restated according to IFRS (include Elkem and Chips Abp)

CHANGE IN EQUITY

Amounts in NOK million	1.1.-30.6. 2005	1.1.-30.6. 2004	by 1.1. 2005
Equity 1 January	**31,201**	19,423	19,423
Profit for the year after minorities	**2,667**	14,315	15,544
Dividend	**(1,957)**	(5,972)	(5,972)
Sale/repurchase of own share	**41**	24	(83)
Change in fair value portfolio	**618**	0	2,320
Change in fair value hedging	**(168)**	0	199
Options costs	**6**	0	0
All-inclusive principle due to acquisitions	**1,220**	0	0
Translation effects etc.	**(284)**	(64)	(230)
Equity at end of period	**33,344**	27,726	31,201

Effects of implementing IAS 32/39 Finacial Instruments are recognised in the opening balance at 1 January 2005.

CASH FLOW

Amounts in NOK million	1.1.-30.6. 2005	1.1.-30.6. 2004	1.1.-31.12. 2004	1.4.-30.6 2005	1.4.-30.6 2004
Industry division:					
Operating profit	**1,848**	845	1,809	**911**	381
Depreciation and write downs	**1,341**	606	1,359	**772**	299
Change in net working capital	**(1,200)**	(156)	1,074	**(881)**	44
Cash flow from operating activities before net replacement expenditures	**1,989**	1,295	4,242	**802**	724
Net replacement expenditures	**(860)**	(435)	(860)	**(331)**	(225)
Cash flow from operating activities	**1,129**	860	3,382	**471**	499
Finacial items, net	**(191)**	(118)	(303)	**(132)**	(17)
Cash flow from Industry division	**938**	742	3,079	**339**	482
Cash flow from Finacial Investments division	**591**	768	860	**681**	486
Taxes paid	**(764)**	(427)	(581)	**(424)**	(267)
Miscellaneous	**(99)**	(19)	78	**8**	(149)
Cash flow before capital transactions	**666**	1,064	3,436	**604**	552
Dividends paid	**(1,853)**	(5,655)	(6,015)	**(1,852)**	(5,652)
Shares buy back	**41**	37	(82)	**17**	13
Cash flow before expansion	**(1,146)**	(4,554)	(2,661)	**(1,231)**	(5,087)
Expansion investments, Industry division	**(231)**	(11)	(27)	**(229)**	(2)
Sold companies	**0**	17,471	17,562	**0**	0
Acquired companies	**(17,485)**	(374)	(751)	**(7,593)**	(60)
Net purchases/sales portfolio investments	**299**	(92)	(72)	**526**	(65)
Net cash flow	**(18,563)**	12,440	14,051	**(8,527)**	(5,214)
Currency translation net interest-bearing debt	**500**	(87)	(61)	**477**	162
Change in net interest-bearing debt	**18,063**	(12,353)	(13,990)	**8,050**	5,052
Net interest-bearing debt	**16,881**	455	(1,182)		

Second quarter profit for Primary Aluminium was slightly lower than in the previous quarter, but improved somewhat compared with the second quarter of 2004. The average price of aluminium for three months' delivery on the London Metal Exchange (LME) in the second quarter was USD 1,796, compared with USD 1,887 in the first quarter and USD 1,687 in the second quarter of 2004. A currency hedge gain of NOK 41 million and a loss of NOK 26 million on metal hedging were recognised in the income statement for the second quarter. There were no operational problems at the aluminium plants in the second quarter.

Due to seasonal fluctuations in precipitation and inflow, the second and third quarters are normally weaker than the first and fourth quarters for the Energy business. As expected, profit was lower than in the previous quarter, but higher than in the second quarter of 2004 due to high production volumes and good trading results. At the end of June, the resource situation was slightly better than normal for this time of year.

Results for the other units, which can be classified as silicon-related, were on a par with the first quarter of 2005, but weaker than in the second quarter of 2004. Two large furnaces at the Thamshavn and Salten smelting plants were closed down for parts of the quarter for conversion and upgrading. The Thamshavn furnace, which has hitherto produced ferrosilicon, has been rebuilt to enable it to produce silicon metal. The start-up of the furnace, which is the largest silicon metal furnace in the world, has progressed better than anticipated. Operational performance at some of the other production units in Norway and Iceland was poorer than expected. The operational and profit performance of the other silicon-related units have been satisfactory.

At the end of the second quarter, Elkem owned 98.6 % of Sapa, and

the process of compulsory redemption of the remaining shares has commenced.

Elkem intensified its focus on the solar energy sector in the second quarter. So far this year, NOK 60 million has been spent on development aimed at producing a silicon metal of a grade suitable for the solar cell industry. It is expected that the company will decide to invest in an industrial plant in the course of autumn 2005, provided that the development work is successful.

Furthermore, the REC Group, in which Elkem owns a 23 % interest, has reached an agreement with Komatsu Inc. to take over ASiMI. The latter manufactures superpure silicon metal for the electronics industry and silane gas for a variety of applications. REC is planning to gradually convert its production of silicon metal from electronics-grade to solar-grade, thereby strengthening its position as one of the leading manufacturers of superpure silicon for solar power, and paving the way for expansion of REC's wafer capacity at Scanwafer in Norway. The acquisition will be financed by a combination of REC's own capital, the issue of a convertible loan of USD 140 million to shareholders, and a borrowing facility of USD 140 million from the main shareholders. Elkem's participation in the financing is expected to total around NOK 450 million. Elkem's total investment in REC in the form of shares and loans is thereby expected to increase to around NOK 900 million.

BORREGAARD

- Positive effect of restructuring on profit
- High raw material and energy costs
- Weak USD and reduced hedging effects put pressure on profitability
- Outbreak of legionnella bacteria at Borregaard's plant in Sarpsborg

Borregaard's operating revenues for the second quarter totalled NOK 1,120 million (NOK 1,599 million)[1]. The decline in operating revenues can primarily be ascribed to the restructuring or sale of companies that were formerly included in Borregaard's consolidated financial statements. At the end of the first six months, operating revenues were NOK 2,210 million (NOK 3,177 million)[1].

Operating profit before goodwill and other revenues and expenses amounted to NOK 96 million (NOK 86 million)[1]. The positive effect on profit of restructuring and improved results for Borregaard Energy were counteracted by poorer results for Borregaard LignoTech and Borregaard ChemCell. For the first six months, operating profit before goodwill and other revenues and expenses totalled NOK 175 million (NOK 183 million)[1]. The unrealised value of currency hedges was NOK 90 million at the end of the second quarter.

A scrubber at Borregaard's plant in Sarpsborg was identified as the source of the epidemic of Legionnaire's Disease in the region. We deeply regret that this has had very serious consequences for many people.

Improved operating routines have been implemented and the plants are now in operation again. In addition to its strict liability for damages, which is covered by its liability insurance, Borregaard will pay out a lump sum as compensation to those affected by the epidemic. The company's total costs related to the outbreak of Legionnaire's Disease amount to just under NOK 10 million.

Borregaard LignoTech reported lower profit than in the second quarter of 2004. This was primarily due to the negative non-recurring effects of a labour conflict in Finland, reduced availability of raw materials in the USA and costs related to the outbreak of Legionnaire's Disease in Sarpsborg. Higher sales volumes were offset by a somewhat poorer product mix and unfavourable currency effects. The kraft lignin business in Sweden was sold to the US company Mead Westvaco.

Borregaard ChemCell reported lower second quarter profit than in the corresponding period last year. The positive effect of higher prices and continued strong demand in Asia for cellulose for textile applications was offset by the weaker USD and higher timber and energy prices in both Norway and Sweden. Weak profit from the yeast extract business continues to affect results negatively.

Borregaard Synthesis posted higher profit than in the second quarter of 2004. Deliveries of pharmaceutical intermediates were higher and sales of aroma chemicals were good, at higher prices. For businesses outside Norway, restructuring and higher product prices contributed to improved profitability.

Borregaard Energy achieved better second quarter results than last year due to higher volumes and the positive results of financial power trading. The restructuring measures implemented in the former company Denofa had a significant impact on profit.

The improvement programmes in Norway and Switzerland are proceeding as planned.

FINANCIAL INVESTMENTS

After rising 8.3 % in the first quarter, the Oslo Stock Exchange Benchmark Index (OSEBX) climbed 10.6 % in the second quarter. The Index thus rose 19.7 % in the first half of 2005. The other Nordic markets also rose in the second quarter, and the dividend-adjusted FTSE World Index increased by 2.6 % in the first six months. At the end of the second quarter, the return on Orkla's investment portfolio was 18.1 %.

Second quarter profit before tax for the Financial Investments division totalled NOK 1,120 million (NOK 807 million)[1]. Realised portfolio gains and changes in the fair value of associates amounted to NOK 580 million (NOK 83 million)[1]. Dividends received totalled NOK 525 million (NOK 414 million)[1].

Net sales of shares amounted to NOK 926 million in the second quarter and NOK 469 million so far this year. The largest transactions were the sales of shares in Carema, SCA, Storebrand, ISS and DnB NOR, which totalled NOK 1,329 million.

Net asset value increased by NOK 1,354 million in the second quarter to NOK 14,729 million. The market value of the portfolio totalled NOK 13,973 million as of 30 June 2005, and investments outside Norway accounted for 46 %. Unrealised gains on the portfolio amounted to NOK 4,286 million at the end of the first six months and accounted for 31 % of the portfolio's market value.

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operating activities totalled NOK 471 million in the second quarter, which was NOK 28 million lower than in the same period in 2004. Working capital in Elkem increased slightly in the second quarter due to increased receivables resulting from higher sales

prices for aluminium and larger inventories, particularly in Sapa. The rise in working capital at Orkla Foods and Orkla Brands is ascribable to seasonal increases.

The increased investments in the second quarter are primarily explained by the consolidation of Elkem. Elkem's investments in tangible assets amounted to NOK 388 million in the second quarter, of which Sapa accounted for NOK 113 million. Elkem's investments in tangible assets so far this year total NOK 624 million of which NOK 210 million is ascribable to expansion and strategic investments. In the second quarter the company decided to expand AS Saudefaldene's hydropower plants. The investment is estimated to be NOK 1,645 million, and work is scheduled to be completed by 2008.

Acquisitions in the second quarter totalled NOK 7,593 million and largely consisted of the completion of transactions related to Elkem and Chips, as well as Elkem's purchase of shares in Sapa which amounted to SEK 1,650 million for the first half of 2005. In addition, Orkla Foods acquired the Finnish company Panda, the Rumanian company Ardealul and the Danish company Bæchs Conditori. After the end of the second quarter, the Orkla entered into an agreement to purchase Collett Pharma.

Net sales of portfolio investments totalled NOK 526 million in the second quarter of 2005 (net purchases of NOK 65 million)[1]. In connection with its option programme for senior employees, Orkla sold shares amounting to NOK 17 million (NOK 13 million)[1] from its own shareholding.

The Orkla Group had a net negative cash flow of NOK 8,527 million in the second quarter, mainly due to the implementation of the transactions related to the aforementioned acquisitions and the payout of dividends totalling more than NOK 1.8 billion. The strengthening of the NOK since the beginning of the year, particularly against euro-related currencies, had a positive currency translation effect on net interest-bearing liabilities. This effect amounted to NOK 477 million for the second quarter. In total, net interest-bearing liabilities rose over NOK 8 billion in the quarter and totalled NOK 16,881 million at the end of June.

In connection with the sale of Orkla's interest in Carlsberg Breweries, in 2004 Orkla received a debt certificate in the amount of DKK 3.8 billion from a first class bank as part of the settlement. The debt certificate originally fell due in February 2006, but it was realised in the second quarter as part of the general financing of the Group.

The Group's average borrowing rate in the first six months was 3.4 % (3.8 %)[1] and the proportion of interest-bearing liabilities at floating interest rates was 77 %. These loans were mainly in SEK, EUR, NOK and USD. At the end of the first half of 2005, the equity to total assets ratio was 48.9 %.

OTHER MATTERS

On 1 June 2005 Orkla's Board of Directors unanimously appointed Dag J. Opedal as the new Group President and CEO. Mr Opedal served as Acting Group President and CEO since 25 January 2005 while the Board considered various internal and external candidates.

At the meeting of the Corporate Assembly of Orkla ASA on 26 May 2005, Åse Aulie Michelet, Svein S. Jacobsen and Stein Erik Hagen were re-elected to the Board of Directors for a term of two years. Peter Ruzicka stepped down from the Board and Birgitta Stymne Göransson was elected as new member of the Board for two years. Svein S. Jacobsen was elected as deputy chairman of the Board for two years. The Board of Directors wishes to express its warm thanks for the efforts of Peter Ruzicka on behalf of the company.

STRUCTURAL CHANGES AND A NEW ACCOUNTING STANDARD (IFRS)

Elkem and the Russian company SladCo were consolidated into the Group's financial statements as subsidiaries as from 1 January 2005, while Chips Abp was consolidated as from 1 March 2005. At the end of the second quarter, Elkem was shown as wholly owned by Orkla (the remaining shares are expected to be redeemed compulsorily from 1 April 2005). Orkla owns 97 % of Chips Abp and over 95 % of SladCo. Special pro forma figures have been computed to show the Group's financial position in 2004 as it would have appeared if Elkem and Chips Abp had been consolidated according to the same principles as those that apply in 2005 (Elkem for the full year and Chips Abp from 1 March 2004). SladCo is not included in the pro forma figures. Comments and comparisons at Group level are largely based on these pro forma figures, while comments on individual business areas are based on the restated IFRS figures. Preliminary analyses of excess value related to the acquisitions have been carried out, and a total of NOK 9 billion has been ascribed in excess value in the form of power rights, trade marks and goodwill in excess of the values previously recognised for the respective companies. In the Group's assessment, trademarks will not be subject to ongoing amortisation, while power rights will be amortised by an annual amount of NOK 166 million over the remaining reversion period, which is estimated to be 24 years. Final excess value analyses will be completed at the latest prior to the presentation of financial statements for 2005. For further supplementary comments relating to IFRS, reference is made to the notice to the Oslo Stock Exchange issued on 18 April 2005.

OUTLOOK

There are no clear indications of any significant changes in the international economic climate in the second quarter.

For Orkla Foods and Orkla Brands, the competitive climate in the Swedish grocery trade presents a major challenge, while the trend on other markets is more stable and positive. In the course of the second quarter, price increases have been registered for certain raw materials, particularly for Lilleborg Home and Personal Care and the Confectionery business. Advertising markets for Orkla Media continued to show good growth in the second quarter, and there are no special signs that they will flatten out significantly in the short term. Seen in isolation, the improvement programmes will continue to make a positive contribution throughout the Branded Consumer Goods area in the months ahead.

Sapa is facing a difficult market situation in Europe due to a decline in construction activity and increased imports from Eastern Europe. As regards Elkem's other businesses, prices for primary aluminium are expected to remaining strong, while the market and prices for ferrosilicon have declined. Market prospects for silicon metal are considered to be uncertain. Raw material and energy prices are still high. Due to seasonal variations, slightly weaker results are expected for the Energy business in the third quarter.

Demand and prices on important markets for Borregaard are relatively stable, while the weak USD will have a negative impact on profit measured in NOK.

Interest rates are expected to remain low.

Oslo, 9 August 2005
The Board of Directors of Orkla ASA